UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Constellation Pharmaceuticals, Inc.

(Name of Subject Company)

Constellation Pharmaceuticals, Inc.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

210373106

(CUSIP Number of Class of Securities)

Jigar Raythatha

President and Chief Executive Officer

Constellation Pharmaceuticals, Inc.

215 First Street, Suite 200

Cambridge, Massachusetts 02142

(617) 714-0555

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Igor Kirman

Elina Tetelbaum

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Constellation Pharmaceuticals, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on June 16, 2021, relating to the tender offer by MorphoSys Development Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of MorphoSys AG, a German stock corporation (Aktiengesellschaft) (“Parent”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Shares” and each, a “Share”), at a price per Share of $34.00, net to the holder in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 16, 2021, as it may be amended or supplemented from time to time, and the related Letter of Transmittal, as it may be amended or supplemented from time to time (together with the Offer to Purchase, the “Offer”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3. This Amendment No. 3 is being filed to reflect certain updates as set forth below.

Item 4. THE SOLICITATION OR RECOMMENDATION.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following sentences are added immediately after the third sentence of the twenty-eighth paragraph under the heading “Background of the Offer and the Merger” on page 13:

“The amended confidentiality agreements with Party E and Party F included a customary standstill provision that prohibited the restricted party from making a request to the Company to waive the terms of such standstill restriction. Each standstill provision provided that it would terminate automatically if the Company entered into a definitive agreement to be sold.”

The following sentence replaces in its entirety the second sentence of the thirty-first paragraph under the heading “Background of the Offer and the Merger” on page 13:

“On May 4, 2021, Party G executed an amendment to its pre-existing confidentiality agreement (which included a customary standstill provision that prohibited the restricted party from making a request to the Company to waive the terms of such standstill restriction but that would terminate automatically if the Company entered into a definitive agreement to be sold and permitted confidential approaches to the Company Board during the standstill period) and received access to a virtual data room, and over the following weeks participated in virtual management meetings and due diligence sessions hosted by the Company and in virtual meetings, follow-up calls and email exchanges with members of the Company’s management.”

The following sentence is added immediately after the second sentence of the fourth paragraph under the heading “Selected Public Company Analysis” on page 26:

“These qualitative judgments related, among other things, to the differing sizes, growth prospects and degree of operational risk between the Company and such selected companies.”

The following table replaces in its entirety the table immediately after the third paragraph under the heading “Selected Public Transaction Analysis” on page 27:

Date Announced	Target	Acquiror	Transaction Value ($ in millions)(1)	1-Day Premium(2)
03/04/21	Five Prime Therapeutics, Inc.	Amgen Inc.	$1,591	79%
03/02/20	Forty Seven, Inc.	Gilead Sciences, Inc.	$4,638	96%
12/09/19	ArQule, Inc.	Merck & Co., Inc.	$2,573	107%
05/21/19	Peloton Therapeutics, Inc.	Merck & Co., Inc.	$1,050	NA
10/18/18	Endocyte, Inc.	Novartis AG	$1,757	54%
05/10/18	ARMO BioSciences, Inc.	Eli Lilly and Company	$1,490	68%
Median			$1,674	79%

(1)	Excludes contingent payments.
(2)

Premiums for each transaction were calculated by comparing the per share acquisition price in each transaction to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction.

The following sentence replaces in its entirety the second sentence of the second paragraph under the heading “Discounted Cash Flow Analysis” on page 28:

“Centerview divided the result of the foregoing calculations by the number of fully-diluted outstanding Shares (calculated based on approximately 48 million shares of common stock outstanding and, using the treasury stock method, the dilutive impact of approximately 6.6 million outstanding options with a weighted average exercise price of $20.90 and approximately 20,000 warrants with a weighted average exercise price of $13.22 and taking into account Shares to be issued in an assumed $50 million equity investment in 2021) as of May 27, 2021, as set forth in the Internal Data, resulting in the following ranges of implied equity values per Share:”

The following sentence replaces in its entirety the sentence contained in the second bullet point under the heading “Other Factors” on page 29:

“Analyst Price Target Analysis. Centerview reviewed stock price targets for the Shares in the most recent publicly available Wall Street research analyst reports as of June 1, 2021, which indicated low and high stock price targets for the Company ranging from $24.00 to $75.00 per Share.”

Item 8. ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraphs replace in its entirety the sixth paragraph under the heading “Legal Proceedings”:

“On July 2, 2021, a complaint was filed by a purported stockholder of the Company regarding the Transactions. The complaint, filed on an individual basis by the plaintiff, is captioned Alex Ciccotelli v. Constellation Pharmaceuticals, Inc., et al., Case No. 2:21-cv-02970 (E.D. Pa.) (the “Ciccotelli Complaint”). The Ciccotelli Complaint names as defendants the Company, Parent, Purchaser, and each member of the Company Board. The Ciccotelli Complaint alleges violations of Sections 14(d) and 14(e) of the Exchange Act against all defendants and violations of Section 20(a) of the Exchange Act against the individual defendants, Parent, and Purchaser. The plaintiff contends that the Schedule 14D-9 omitted and/or misrepresented material information regarding the Transactions. The Ciccotelli Complaint seeks: (i) injunctive relief preventing the consummation of the Transactions; (ii) rescissory damages or rescission in the event the Transactions are consummated; (iii) the filing of a Solicitation/Recommendation Statement on Schedule 14D-9 that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading; (iv) declaration that defendants violated Sections 14(d), 14(e), and 20(a) of the Exchange Act and Rule 14a-9 thereunder; and (v) an award of plaintiff’s expenses, including attorneys’ and experts’ fees.

On July 2, 2021, a complaint was filed by a purported stockholder of the Company regarding the Transactions. The complaint, filed on an individual basis by the plaintiff, is captioned Catherine Coffman v. Constellation Pharmaceuticals, Inc., et al., Case No. 1:21-cv-00986 (D. Del.) (the “Coffman Complaint”). The Coffman Complaint names as defendants the Company and each member of the Company Board. The Coffman Complaint alleges violations of Sections 14(d) and 14(e) of the Exchange Act and Rule 14d-9 thereunder against all defendants and violations of Section 20(a) of the Exchange Act against the individual defendants. The plaintiff contends that the Schedule 14D-9 omitted and/or misrepresented material information regarding the Transactions. The Coffman Complaint seeks: (i) injunctive relief preventing the consummation of the Transactions; (ii) rescissory damages or rescission in the event the Transactions are consummated; (iii) the filing of a

Solicitation/Recommendation Statement on Schedule 14D-9 that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading; and (iv) an award of plaintiff’s expenses, including attorneys’ and experts’ fees.

As a result of the supplemental disclosures to Item 4 set forth in Amendment No. 3 to the Schedule 14D-9, the attorneys for the plaintiffs who filed the Finger Complaint, Kent Complaint, Whitfield Complaint, Lyle Complaint, Prados Complaint, Ciccotelli Complaint and Coffman Complaint have agreed to dismiss, or to recommend to their clients to dismiss, their respective actions.

The Company, Parent and Purchaser believe that the claims asserted in each of the complaints are without merit, and that no further disclosure is required under applicable law. Nothing in Amendment No. 3 to the Schedule 14D-9 shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the supplemental disclosures to Item 4 set forth in Amendment No. 3 to the Schedule 14D-9.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CONSTELLATION PHARMACEUTICALS, INC.

Dated: July 6, 2021	By:	/s/ Emma Reeve
		Name:	Emma Reeve
		Title:	Chief Financial Officer